UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 27)

Willis Lease Finance Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

970646 10 5

(CUSIP Number)

Charles F. Willis, IV
c/o Willis Lease Finance Corporation
4700 Lyons Technology Parkway
Coconut Creek, Florida 33073
(415) 408-4700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 16, 2022

Date of Event Which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this statement, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
The share numbers listed for voting and dispositive power as of a particular date include the number of shares into which options were exercisable or would be exercisable within 60 days of such date.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

November 17, 2022
CUSIP NO. 970646 10 5	Page 2 of 7 Pages
1	NAMES OF REPORTING PERSONS
CFW Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO, PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,134,148

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,134,148

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,134,148

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
32.26%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

November 17, 2022
CUSIP NO. 970646 10 5	Page 3 of 7 Pages
1	NAMES OF REPORTING PERSONS
Charles F. Willis, IV

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO, PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
928,276

	8	SHARED VOTING POWER
2,145,430

	9	SOLE DISPOSITIVE POWER
708,410

	10	SHARED DISPOSITIVE POWER
1,925,564

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,073,706

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
46.46%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

November 17, 2022
CUSIP NO. 970646 10 5	Page 4 of 7 Pages
1	NAMES OF REPORTING PERSONS
Austin Chandler Willis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO, PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
99,504

	8	SHARED VOTING POWER
660,895

	9	SOLE DISPOSITIVE POWER
68,252

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
760,399

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.49%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

November 17, 2022
CUSIP NO. 970646 10 5	Page 5 of 7 Pages
The Schedule 13D filed with the Securities and Exchange Commission on December 11, 2000 (the “Initial 13D”) by CFW Partners, the Trust and Mr. Charles F. Willis, IV with respect to the Common Stock, par value $0.01 per share (the “Shares”), issued by Willis Lease Finance Corporation, a Delaware corporation (the “Issuer”), as amended on August 28, 2013, October 1, 2013, July 7, 2015, December 23, 2015, March 23, 2016, May 20, 2016, June 8, 2016, October 6, 2016, April 4, 2018, September 13, 2018, April 1, 2019, June 27, 2019, September 16, 2019, November 4, 2019, February 10, 2020, March 10, 2020, March 16, 2020, April 6, 2020, August 26, 2020, September 17, 2020, March 16, 2021, March 23, 2021, June 25, 2021, August 11, 2021, September 7, 2021, and April 5, 2022 (together with the Initial 13D, the “13D”), is hereby amended as set forth below. Capitalized terms not defined herein have the meanings ascribed to them in the 13D.

Item 4.	Purpose of the Transaction

Item 4 of the 13D is hereby amended to add the following:

On November 17, 2022, Mitsui & Co., Ltd., a Japanese limited company (“Mitsui”), Fuyo General Lease Co., Ltd. (“Fuyo”), JA Mitsui Leasing, Ltd. (“JAML”) and CFW Partners, L.P. (Mitsui, Fuyo, JAML, and CFW Partners, L.P., each a “Member” and collectively, the “Consortium”) entered into a consortium agreement (the “Consortium Agreement”), pursuant to which the Consortium will cooperate in good faith in connection with an acquisition transaction (“Proposed Transaction”) with respect to the Issuer as contemplated by the Proposal (as defined below). The Consortium Agreement provides for, without limitation, cooperation in: (i) negotiating with the Issuer and the independent special committee of the Issuer’s board of directors with respect to the Proposed Transaction; (ii) engaging advisors; (iii) financing the Proposed Transaction; and (iv) entering into definitive documentation with respect to the Proposed Transaction. During the period commencing on November 17, 2022 for a period of three months, subject to extension or early termination on the occurrence of certain events as set forth in the Consortium Agreement, the Members have agreed to work exclusively with each other to implement the Proposed Transaction, including, without limitation, (a) voting or causing to be voted at shareholders’ meetings, in favor of the Proposed Transaction, (b) voting against any competing transaction, (c) refraining from engaging in a competing proposal, and (d) not disposing of any securities of the Issuer.

On November 17, 2022, CFW Partners, L.P., on behalf of the Consortium submitted a non-binding proposal (the “Proposal”) to the independent special committee of the Issuer’s board of directors to acquire all of the outstanding Shares not already owned by any of the Members in exchange for $45.00 per Share (the “Offer Price”), which represents a premium of 5.0% over the closing stock price of the Shares on November 17, 2022, a premium of 18.1% over the Issuer’s 90-day volume weighted average trading price and a premium of 25.2% over the Issuer’s 180-day volume weighted average trading price.

The Proposed Transaction is subject to a number of conditions, including, among other things, the negotiation and execution of definitive documents mutually acceptable in form and substance to the Issuer and the Consortium. Neither the Issuer nor any Member is obligated to complete the Proposed Transaction, and a binding commitment with respect to the Proposed Transaction will result only from the execution of definitive documents. While the Consortium believes that the Offer Price represents a fair value for the Shares, the ultimate terms of a transaction, including price, will be determined through negotiations between the Consortium and the independent special committee of the Issuer’s board of directors. Accordingly, there can be no assurance that an agreement for a transaction will be entered into, or that the terms of any such transaction will not differ from the terms contemplated in the Proposal.

The foregoing descriptions of the Consortium Agreement and Proposal do not purport to be complete and are qualified in their entirety by reference to the full text of the Consortium Agreement and Proposal, which are filed as Exhibits 2 and 3 hereto and incorporated herein by reference.

Except as set forth in this Item 4, the Reporting Persons do not have any plans or proposals with respect to any of the actions specified in Item 4 of the 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of the 13D is hereby amended to add the following:

(a) As of November 17, 2022, the Reporting Persons beneficially owned the following Shares:

•	CFW Partners: 2,134,148
•	Charles F. Willis, IV: 3,073,706
•	Austin C. Willis: 760,399

(b) As of November 17, 2022, the Reporting Persons had the power to vote, dispose of or direct the vote or disposition of the following Shares:

CFW Partners:
Sole Voting Power	0
Shared Voting Power	2,134,148
Sole Dispositive Power	0
Shared Dispositive Power	2,134,148
Total beneficially owned	2,134,148

November 17, 2022
CUSIP NO. 970646 10 5	Page 6 of 7 Pages
Charles F. Willis, IV:
Sole Voting Power	928,276
Shared Voting Power	2,145,430
Sole Dispositive Power	708,410
Shared Dispositive Power	1,925,564
Total beneficially owned	3,073,706

Austin C. Willis:
Sole Voting Power	99,504
Shared Voting Power	660,895
Sole Dispositive Power	68,252
Shared Dispositive Power	0
Total beneficially owned	760,399

(c) There have been no transactions in the Shares by the Reporting Persons in the past sixty days.

(d) No person(s) other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of the Issuer beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 7.	Materials to be Filed as Exhibits

Item 7 is hereby amended and supplemented by adding the following exhibits as the last exhibits of Item 7 of the 13D:

1.	Joint Filing Agreement
2.	Consortium Agreement, dated November 17, 2022
3.	Proposal, dated November 17, 2022 (and Annex I of the Consortium Agreement)

November 17, 2022
CUSIP NO. 970646 10 5	Page 7 of 7 Pages
SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

CFW PARTNERS, L.P.

Date: November 17, 2022	By:	/s/ Charles F. Willis, IV
Charles F. Willis, IV
its General Partner

Date: November 17, 2022	By:	/s/ Charles F. Willis, IV
Charles F. Willis, IV

Date: November 17, 2022	By:	/s/ Austin Chandler Willis
Austin Chandler Willis